1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 31, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Credit & Mortgage Income Fund
File Nos. 333-249684 and 811-22758

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on November 16, 2020, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Credit & Mortgage Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on October 27, 2020.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: At your next opportunity, please revise the “Leverage Risk” on page 15 and page 57 to reflect the issuance of final Rule 18f-4.

Response: We respectfully acknowledge your comment. The Fund will update the disclosure at the next opportunity and will include disclosure regarding Rule 18f-4 in its upcoming shareholder report.

Comment 2: With respect to the fee table, please confirm supplementally that the subsidiary’s management fee is included in the “Management Fee” line item and that the subsidiary’s other expenses are reflected in the “Other Expenses” line item.

Response: Currently, the Fund’s subsidiary does not have any fees or expenses, including management or otherwise, that affect the Fund’s expense table. However, the Fund confirms that, should this change in the future, it will include the proportionate share of the subsidiary’s expenses in “Other Expenses,” to the extent required by Form N-2.

Comment 3: If an officer signs on behalf of the Fund pursuant to a power of attorney, it is necessary to include as an exhibit to the Registration Statement a certified copy of the resolution of the Fund’s Board of Trustees authorizing such signature. Please see Rule 483(b) under the Securities Act of 1933, as amended.

Anu Dubey December 31, 2020 Page 2

Response: We respectfully acknowledge your comment.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP